UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Greenbriar Capital Corp.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

39364R
(CUSIP Number)

Clifford Marion Webb, Jr. c/o Greenbriar Capital Corp. 632 Foster Avenue Coquitlam, British Columbia Canada V3J 2L7 619-724-6231
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 30, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39364R	Page 1 of 4

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clifford Marion Webb, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,126,039(1) shares of common stock (“Common Shares”)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,126,039(1) Common Shares.
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,173,405(2) Common Shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Notes:

(1)Comprised of 1,776,039 Common Shares held of record by the Reporting Person, and 350,000 Common Shares underlying warrants registered to the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to Exchange Act Rule 13-3(d)(1)(i).

(2)Comprised of 1,776,039 Common Shares held of record by the Reporting Person, 350,000 Common Shares underlying warrants registered to the Reporting Person that are exercisable within 60 days, and 47,366 Common Shares held of record by the Reporting Person’s spouse.  The Reporting Person disclaims beneficial ownership of the Common Shares owned by the Reporting Person’s spouse.

(3)The percentage is calculated based on 31,971,929 Common Shares that were outstanding as of November 29, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on November 30, 2022, plus 350,000 Common Share underlying warrants held by the Reporting Person that are exercisable within 60 days.

CUSIP No. 39364R	Page 2 of 4

Item 1.Security and Issuer

This statement relates to the voting common stock, without a par value, of Greenbriar Capital Corp., a corporation organized under the laws of the province of British Columbia (the "Issuer").  The Issuer maintains its principal executive office at 632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7.

Item 2.Identity and Background

(a)This statement is filed by Clifford Marion Webb, Jr. (the "Reporting Person").

(b)The principal business address of the Reporting Person is 632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7.

(c)The Reporting Person is the President and a director of the Issuer.

(d)During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Reporting Person is a United States citizen.

Item 3.Source and Amount of Funds or Other Considerations

The Issuer’s registration statement on Form 20-F, pursuant to which the Issuer’s common shares (the “Common Shares”) were registered as a class under section 12(g) of the Securities Exchange Act of 1934 became effective on March 29, 2022 (the “Effective Date”).  Immediately prior to the Effective Date, the Reporting Person was deemed to be the beneficial owner of an aggregate of 2,098,857 Common Shares, comprised of 1,748,857 Common Shares held of record by the Reporting Person, and 350,000 Common Shares underlying warrants registered to the Reporting Person that were then exercisable within 60 days.

On June 30, 2022, the date (the “Event Date”) of the event that requires the filing of this statement of beneficial ownership, the Reporting Person purchased 27,182 Common Shares over the facilities of the OTC Pink Market at a price of US$1.145 per share (US$31,123.39 in the aggregate), whereupon he became the holder of record of an aggregate of 1,776,039 Common Shares.  The Reporting Person acquired such Common Shares using his personal funds.

Item 4.Purpose of Transaction

The Reporting Person acquired the securities referred to in Item 3 above as part of the Reporting Person’s overall investment strategy.

Depending on market conditions and other factors, the Reporting Person may acquire or dispose of securities of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise. The Reporting Person potentially may exchange Common Shares for other assets or may sell Common Shares to increase his cash position.

In his capacity as the President and a director of the Issuer, the Reporting Person is integrally involved in the formulation and execution of the Issuer’s strategic and operational plans.

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Other than as disclosed herein, the Reporting Person, in his personal capacity, has no current plans or proposals that relate to or would result in or cause:

(a)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)any material change in the present capitalization or dividend policy of the Issuer;

(f)any other material change in the Issuer's business or corporate structure;

(g)changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer

(a)The Reporting Person is deemed to be the beneficial owner of 2,173,405 Common Shares, comprised of: (i) 1,776,039 Common Shares held of record by the Reporting Person; (ii) 350,000 Common Shares underlying warrants registered to the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to Exchange Act Rule 13-3(d)(1)(i); and (iii) 47,366 Common Shares held of record by the Reporting Person’s spouse.

Together, such Common Shares represent approximately 6.7% of the Company’s Common Shares.  Such percentage is based on 31,971,929 common shares that were outstanding as of November 29, 2022, as reported in the Issuer’s Management’s Discussion and Analysis for the period ended September 20, 2022 (the “MD&A”), plus 350,000 Common Share underlying warrants held by the Reporting Person that are exercisable within 60 days.  The MD&A was furnished to the SEC as Exhibit 99.2 to the Issuer’s report of foreign private issuer on Form 6-K, as filed on November 20, 2022.

The Reporting Person disclaims beneficial ownership of the 47,366 Common Shares owned by the Reporting Person’s spouse, and the reporting thereof shall not constitute an admission that the Reporting Person is a beneficial owner of such shares.

(b)The Reporting Person has the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 2,126,039 Common Shares, comprised of 1,776,039 Common Shares held of record by the Reporting Person, and 350,000 Common Shares underlying warrants registered to the Reporting Person that are exercisable within 60 days.

(c)As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

CUSIP No. 39364R	Page 4 of 4

(d)As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January  19, 2023

By:/s/ Clifford M. Webb

Clifford Marion Webb, Jr.